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Exhibit (a)(1)(xxxv)

QUESTIONS AND ANSWERS FOR MOTOROLA, INC. TENDER OFFER FOR
NEXT LEVEL COMMUNICATIONS COMMON STOCK
April 14, 2003

PRELIMINARY STATEMENT

        Motorola has successfully completed its cash tender offer of $1.18 per share for all outstanding shares of common stock of Next Level Communications, Inc.

        The offer and withdrawal rights expired at 5 pm EDT on Friday, April 11, 2003. According to the report of the depositary for the tender offer, 13,306,988 million shares of Next Level common stock have been tendered and not withdrawn (including 706,145 shares of common stock subject to guaranteed delivery). As a result of the tender offer, Motorola will own approximately 88.7 percent of Next Level's outstanding common stock. Motorola intends to make prompt payment for the shares properly tendered and accepted, and in the case of shares tendered by guaranteed delivery procedures, after timely delivery of shares and required documentation.

        Motorola will acquire the remaining ownership of Next Level not owned by Motorola as a result of the tender offer through a short-form merger pursuant to which Next Level's remaining shareholders (other than Motorola, its subsidiaries and shareholders properly exercising dissenters' rights) will be entitled to receive $1.18 per share in cash, without interest.

KEY MESSAGES

        With the tender offer successfully behind us, we can now begin the important work of reintegrating Next Level's business into our operations, providing a sound financial base to continue its development of compelling broadband solutions to wireline operators.

        Motorola is pleased that it was able to complete this tender offer which represents a favorable outcome for Next Level's shareholders, customers, employees, and technology. With the tender offer complete, Motorola will now seek to complete the short form merger of Next Level as soon as practicable.

        Next Level's high speed data, video and voice broadband solutions over existing phone lines brings a new suite of products to our portfolio of leading edge telecom solutions.

        Motorola continually reviews its portfolio and invests where necessary to ensure we continue to offer our customers new unique products and solutions to enable our customers to differentiate and enhance their own business models to meet the needs of their consumers.

QUESTIONS AND ANSWERS

Q1: Why is the acquisition important for Motorola?

        A1: When it comes to serving public telecom carriers, Motorola seeks to provide a variety of innovative solutions to help those carriers distinguish their own business models and serve their target markets profitably. Next Level's innovative technology provides certain public telecom carriers who chose to deploy voice, video and data over copper telephone lines a compelling broadband solution. The acquisition of the remaining interest in Next Level Motorola did not already own was important to Motorola to ensure that this technology would continue to be developed, marketed and deployed from a stronger financial and operational base than Next Level could provide as a financially struggling, stand-alone public company.

Q2: How does the reintegration of Next Level into Motorola improve Next Level's business?

        A2: Next Level's business will benefit from efficiencies being part of a larger communications equipment provider including engineering and development efficiencies, standards positioning, customer support infrastructure, financial resources and best practices. In addition, Motorola can increase Next Level's exposure to international markets.

Q3: What is the value of the transaction?

        A3: The aggregate consideration Motorola will pay to acquire the remaining shares of Next Level it does not already own is approximately $34 million, excluding transaction fees and expenses.

Q4: What will happen to the shares of Next Level that were not tendered?

        A4: Any shares not acquired following completion of the tender offer will be acquired in a subsequent "short-form" merger transaction.

Q5: When is the short form merger expected to close?

        A5: We expect to close the short form merger promptly.

        Once Motorola completes the short-form merger, Next Level's shares will no longer be listed on the Nasdaq National Market and Next Level shareholders (other than Motorola or its subsidiaries) will have no further rights as shareholders other than the right to receive $1.18 per share in cash or to exercise dissenters' appraisal rights pursuant to Delaware law. Following the merger, detailed instructions will be mailed to shareholders outlining the steps that Next Level's stockholders who did not tender their shares must take in order to obtain payment or exercise their dissenters' appraisal rights under Delaware law.

Q6: What are your plans for the Next Level operations?

        A6: We will be reviewing our facilities, operational and engineering needs with the Next Level team to determine the most appropriate and efficient way to integrate Next Level's businesses into Motorola's operations. A reintegration team has been formed and will develop an integration plan that meets the needs of Next Level customers and key employees and considers the value and importance of employees to our success.

Q7: What business segment will the Next Level team report into?

        A7: Dan Moloney, president and chief executive officer of Motorola's Broadband Communications Sector will oversee the Next Level business, however it will be treated as a separate entity.

Q8: How will Next Level be reintegrated into Motorola?

        A8: A reintegration team has been formed and it is developing an integration plan with Next Level that meets the needs of Next Level customers and key employees.

Q9: What will happen to the employees of Next Level? Will they have jobs and will they become Motorola employees?

        A9: This is being addressed by the reintegration team.

Q10: Will you be consolidating the Rohnert, California operations into another Motorola facility?

        A10: It is too early to discuss in detail the reintegration of the Next Level operations and employees into Motorola.

NEXT LEVEL'S BUSINESS

Q11: What is Next Level's principal product?

        A11 Next Level targets wireline operators with broadband access platforms for delivering any combination of voice, high-speed data and multi-stream digital video services using existing copper telephone lines. Next Level's primary products are based on VDSL technology. (VDSL stands for very high speed digital subscriber line)

Q12: How has the telecom downturn affected Next Level?

        A12: As a result of the telecom recession, wireline operators have been reluctant to commit large dollars to smaller players and have reduced their capital expenditures generally. As a result Next Level's financial performance has declined significantly over the past few years.

Q13: Will Next Level retain its current name and branding?

        A13: The reintegration team will address this question.

Notice For Next Level Securityholders

        Next Level securityholders and other interested parties are urged to read Motorola's tender offer statement and other relevant documents filed with the SEC because they contain important information. Next Level security holders will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, from Motorola, Inc. at 1303 E. Algonquin Road, Schaumburg, Illinois 60196, ATTN: Investor Relations, or by calling Georgeson Shareholder toll free at (866) 203-9357.

About Motorola

        Motorola, Inc. (NYSE:MOT) is a global leader in providing integrated communications and embedded electronic solutions. Sales in 2002 were $27.3 billion. Motorola is a global corporate citizen dedicated to ethical business practices and pioneering important technologies that make things smarter and life better for people, honored traditions that began when the company was founded 75 years ago this year. For more information, please visit: www.motorola.com.

BUSINESS RISKS

        Statements in this news release and other announcements that relate to the tender offer and any subsequent merger, Next Level's business and operations and the impact of the reintegration of Next Level into Motorola described herein are "forward- looking statements". These statements are based on management's current expectations and involve risks and uncertainties, which include, following the consummation of the tender offer and the merger, Motorola's ability to successfully reintegrate Next Level operations, retain key employees, reduce costs, general economic factors and capital market conditions, and general industry trends. Motorola wishes to caution the reader that these factors, as well as other factors described in Motorola's SEC filings are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.

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  Exhibit (a)(1)(xxxv)